

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2019

Klaus M. Belohoubek
Senior Vice President - General Counsel
Dover Downs Gaming & Entertainment, Inc.
1131 North DuPont Highway
Dover, DE 19901

> **Re: Dover Downs Gaming & Entertainment, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed December 28, 2018 and January 25, 2019**
> **File No. 001-16791**

Dear Mr. Belohoubek:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities